[AquaBounty Technologies, Inc. Letterhead]

November 17, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	AquaBounty Technologies, Inc.
Amendment No. 4 to Form 10-12B
Filed October 24, 2014
File No. 001-36426

Ladies and Gentlemen:

Set forth below are the responses of AquaBounty Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter dated November 3, 2014 relating to Amendment No. 4 to the Company’s Registration Statement on Form 10. We are also filing simultaneously herewith Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form 10 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. For reference, the Staff’s comments are provided below in bold immediately prior to the Company’s responses.

Item 1. Business, page 3

Regulatory Environment, page 8

Other Regulatory Approvals, page 11

1.	You disclose that you currently have all regulatory approvals necessary to operate your demonstration farm in Panama, and you are in compliance in all material respects with all permits necessary to operate that facility. Please reconcile this disclosure here with media accounts that you recently were fined for repeated violations of Panamanian regulations related to your required permits. Please discuss these violations in detail, including the remediation measures that were taken and the potential impact they may have on your business, if any. Please also provide us, if available, with an English language translation of the Panama regulatory order.

Securities and Exchange Commission

November 17, 2014

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of Amendment No. 5. An English language translation of the Panama regulatory order referenced in the Staff’s comment is attached hereto as Annex A.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brad Brasser at (312) 269-4252 should you wish to discuss the matters addressed above or other issues relating to the subject Form 10. Thank you for your attention to this matter.

Very truly yours,

/s/ Ronald L. Stotish
Ronald L. Stotish
Chief Executive Officer

cc:	Brad Brasser
Jones Day

ANNEX A

NATIONAL ENVIRONMENTAL AUTHORITY

REGIONAL CHIRIQUI ADMINISTRATION

Ruling ARACH 071-2014

The undersigned, Regional Administrator of the National Environmental Authority in the Province of Chiriqui, in exercise of the legal powers vested on him by law, and:

CONSIDERING:

That through the verification process conducted to verify compliance with the implementation and efficiency of the mitigation measures provided by the Environmental Management Plan of the Environmental Impact Plan and the responsibilities approved on ruling of EsIA DINEORA IA-813-2010 from October 15, 2010, said ruling corresponds to the Aqua Bounty Panama Project, undertaken by the company named Aqua Bounty Panama, S de R.L.

That the following non-compliances were observed on technical report No. 019-03-12 from March 08, 2012 (pages 2-5):

•	No evidence was produced of the permit granted for carrying out the activities relating to said project.

•	No evidence was produced of the required for introducing the species purpose of the investigation, nor of the related biosafety.

•	No evidence was produced of the water use permit.

•	No evidence was produced of compliance with the rules of procedure of COPANIT 35-2000.

•	No evidence was produced of the payment for ecological damages compensation.

•	No evidence was produced of having submitted the on-site inspection request to the Environmental Quality Section prior to starting the construction and operating phases of the project.

•	No evidence was produced of having delivered a report on the implementation of prevention, mitigations, and control, compensation and compliance measures.

•	No evidence was produced of having submitted technical modifications, changes and measures that are not considered by the EsIA Ruling; in this regard, the legal representative of the project informed that he has introduced trout and that EsIA includes importing transgenic and non-transgenic salmon from Canada.

•	No evidence was produced of compliance with the MINSA Sanitary Code.

•	No evidence was produced of the Cleanliness and Disinfection Plan used for the project.

•	No evidence was produced of the Pathogens Control Plan, the Epidemiologic Surveillance Program and the Public Health Program to be used within the project.

•	No evidence was produced of compliance with Executive Decree 71 from February 26, 1964.

That page six (6) includes note Arach-550-03-12 from March 20, 2012, which also mentions those non-compliances previously found on the inspection, and on which it was granted fifteen (15) business days for complying with the aforementioned requirements.

That on April 13, 2012, the Legal Representative of the Company requested the National Environmental Authority a sixty (60) days extension for submitting the application and efficiency report regarding the environmental mitigation measures. In response to said request, the National Environmental Authority denied such request because as Note ARACH-1016-05-2012 from May 04, 2012 indicates, such request was denied because the provisions of Ruling DINEORA IA-813-2010 must be strictly observed.

That page fourteen (14) includes a note submitted by the legal representative of the Company which confirms the delivery of the environmental follow-up report of the Aqua Bounty Panama Project, with receipt acknowledgment from Anam on October 17, 2012.

That pages fifteen to nineteen (15-19) include technical report No. ###-##-#### from October 30, 2012 on which the following non-compliances were found:

•	That the Environmental Follow-up Report submitted mentions that the water use permit is being processed; however, there is no evidence that proves that this procedure has been initiated with the Environmental Protection Department.

•	That after being granted a fifteen (15) business date extension until May 11, 2012, the Environmental Follow-up Report of July 2012 was delivered on October 18, 2012.

•	For a second time, no evidence of the ecologic damages compensation permit was produced, nor of the document of the environmental protection area,

•	Results from the analysis of physical and chemical parameters of water show total coliform levels outside of the permissible ranges. In addition, the respective request for waste water discharge was not submitted.

•	No evidence was produced regarding compliance with the fire department guidelines on the Environmental Efficiency Report submitted.

•	No evidence was produced on the Environmental Efficiency Report submitted regarding compliance with the sanitary provisions applicable.

•	No evidence was produced on the Environmental Efficiency Report submitted of the Pathogens Control Plan, Epidemiological Surveillance Programs and Public Health Program.

Regarding technical report No. ###-##-#### from October 30, 2012, findings 1, 2, 3, 6 and 7 with recurring conducts from Aqua Bounty Panama while executing its activities that were observed during the first inspection, as mentioned by Technical Report No. 019-03-12, on pages (2-5).

That page twenty-two (22) contains Resolution Adms-Al 010-13 from March 14, 2013.

That page twenty-seven (27) contains the reply to Resolution Adms-Al 010-13 filed by Anzola Robles & Asociados (page 33), through Mrs. Nadia Pedreschi de Halman.

In this regard, Mrs. Pedreschi declared the following:

•	That the investigation project of Aqua Bounty was approved by the National Bio-Safety Commission as indicated on CNB Ruling No. 03-2011 from April 20, 2011.

•	The existence of permits for conducting the activities, in particular permits for introducing the species subject to investigation, as well as animal and phytosanitary import permits issued by the Office of Animal Quarantine of the Ministry of Agricultural Development (Direction de Cuarentena Animal of the Ministry of Agricultural Development, MIDA).

•	The existence of the Sanitary Eligibility Certificate required and granted by the Office on Animal Health (Dirección de Salud Animal, DINASA).

Ruling No. ARACH-071-2014

Official File 027-14

Date: July 30, 2014.

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•	That the Company has paid the applicable ecological damages compensation.

•	That the Company has obtained the respective water use permit.

•	That it submitted the Environmental Follow-up and Control Report for the year 2012 on October 18, 2012.

•	That it has obtained a Sanitary Inspection Certificate from MINSA, which attests for the inspection carried out on the project and that confirms that it complies with all applicable sanitary standards.

Evidence submitted by the defendant consists of the following:

•	Certificate of registration with the Public Registry (Page 33).

•	Notary attestation of Animal and Phytosanitary License for Import or Transit, issued by the Executive Director of Agricultural Quarantine (MIDA), with authorization number 81601 for 15,000 ova with eyes or fries of Atlantic salmon (Salmo salar). (Page34).

•	Notary attestation of Animal and Phytosanitary License for Import or Transit, issued by the Executive Director of Agricultural Quarantine (MIDA), with authorization number 871805 for 25,000 fries of Atlantic salmon (Salmo salar) (Page 35).

•	Notary attestation of Animal and Phytosanitary License for Import or Transit, issued by the Executive Director of Agricultural Quarantine (MIDA), with authorization number 871210 for 25,000 ova with eyes of Atlantic salmon (Salmo salar) (Page 36).

•	Notary attestation of Animal and Phytosanitary License for Import or Transit, issued by the Executive Director of Agricultural Quarantine (MIDA), with authorization number 854296 for 30,000 fries of Atlantic salmon (Salmo salar) (Page 37).

•	Notary attestation of Note DSA-DE-PA-212-11 from the Ministry of Agricultural Development (MIDA). (Page 38).

•	Notary attestation of Inspection Visit Log to the Aqua Bounty project, dated September 21, 2011. (Page 39).

•	Notary attestation of Inspection Visit Log to the Aqua Bounty project, dated December 05, 2011. (Page 40).

•	Notary attestation of Inspection Visit Log to the Aqua Bounty project, dated July 26, 2011. (Page 41).

•	Notary attestation of Ecological Damages Compensation permit No. 015-2013 from Anam. (Pages 42-43).

•	Notary attestation No. 4013635 from the Director of Administration and Finance (Page 44).

•	Notary attestation of the Interim Water Use Permit No. 010-2013 from ANAM. (45-46).

•	Notary attestation of receipt No. 401513 from the Director of Administration and Finance of ANAM. (Page 47).

•	Notary attestation of the Sanitary Inspection Certificate from MINSA. (Page 48).

•	Notary attestation of Renovation Ruling DINASA 442-PA-PA-RE-003-2011, that renew the Sanitary Legibility of the Species Import Center subject to investigation.

•	CNB Resolution No. 03-2011 from April 20, 2011 of the National Bio-Safety Commission that approves the project (Page 49).

•	CNB Resolution No. 03-2011 from April 20, 2011 of the National Bio-Safety Commission (Pages 50-51).

•	Copy of Public Deed No. 9099 form May 14, 2010 issued by the Fourth Notary Public of the Circuit of Panama. (Pages 52-57).

That page sixty-eight (68), attached directly to the case docket, contains the administrative complaint brought by the Environmental Incidents Center of Panama (Centro de Incidencia Ambiental de Panama, CIAM-PANAMA), since the ex officio investigation against the Aqua Bounty Panama Project already existed.

Ruling No. ARACH-071-2014

Official File 027-14

Date: July 30, 2014.

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The complaint from the Environmental Incidents Center stems from the investigations required for determining liabilities due to non-compliance with environmental regulations currently in effect in Panama, the application of precautionary remediation and sanction measures for safeguarding the environment and natural resources of the region, in accordance with national guidelines and international commitments subscribed by Panama.

That through Evidence Ruling Al-No.004-14 (See page 118) Anzola Robles & Asociados, legal representative of Aqua Bounty Panama S. de R.L., produced additional evidence that included the following:

•	Certification from the Agricultural Sector Committee of the National Bio-Safety Commission, which includes the Bio-Safety Plan;

•	Copy of minutes with receipt acknowledgment stamp from the National Bio-Safety Commission;

•	Sworn statement given before Notary Public by Mr. Isaac Quiel, consulting engineer of Aqua Bounty;

•	Follow-up report for the year 2013;

•	Certification from the Fire Department;

•	Pathogen Control Plan, Epidemiologic Surveillance and Public Health Program;

•	Cleanliness and Disinfection Program;

•	Solid effluent handling, treatment, control and disposal plan;

•	Certification from the Health Ministry regarding operating permits and compliance from Aqua Bounty;

•	Request for waste water discharge permit.

That Technical Report No. 012-06-14 from June 9, 2014 contains the evaluation of those tests conducted and submitted by the Aqua Bounty Panama Project; in this regard, the Protection Department states the following:

•	That no evidence of the permit granted for carrying out the activity was produced; that on the inspection conducted on March 08, 2012 Aqua Bounty Panama had not submitted any evidence to the National Environmental Authority. That Aqua Bounty Panama had a permit issued by the Bio-Safety Commission since April 20, 2011, but that it was submitted to ANAM until October 17, 2012. That after the first inspection carried out on Aqua Bounty Panama, it was sent Note Arach-550-03-12 from March 20, 2012, in which the legal representative was informed that she had to submit the mitigation measures application and efficiencies report within fifteen (15) days, along with all documentation required.

•	Promoters are obligated to comply with the Environmental Impact Study, the respective handling plan and any other requirements established on the Environmental Ruling that approves carrying out a particular project, work or activity, evaluating its compliance, carrying out environmental follow-up, surveillance and control, and submitting all reports and results as frequently as required.

•	That no evidence was produced regarding the existence of a permit for importing the species purpose of the investigation, nor a bio-safety permit. This was produced until March 08, 2012.

•	That no evidence regarding compliance with Rules of Procedure DGNTI-COPANIT 35-2000 was produced. The date of this document proves that Aqua Bounty Panama did not comply since its operations started. On the date on which the report was prepared, it had not complied with the number and frequency of waste water samples required nor with the submission of quarterly reports to ANAM.

•	That no evidence was produced regarding the payment of Ecological Damages Compensation; Ecological Damages Compensation permit No. 015-2013 was issued on February 27, 2013, served on April 08, 2013, and cancelled by April 08, 2013.

•	That no evidence was produced regarding the submission of reports on the implementation of the mitigation measures indicated on the Handling Plan and Approval Ruling from EsIA. In this regard, we hereby state that Aqua Bounty Panama is obligated to submit these reports within a three month period counted from the construction phase, as well as an annual report during the operations phase.

Ruling No. ARACH-071-2014

Official File 027-14

Date: July 30, 2014.

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Based on all of the above, we have concluded that the provisions of Decree 123 of August 14, 2009, Titled I named General Provisions, Chapter IV named About promoters, consultants and rights of the civil society, in particular Article 11 which provides that environmental promoters and consultants will be jointly liable for the contents and background used for preparing the Environmental Impact Study, whereas they must submit all documents, reports, correspondence, studies, clarifications and/or adjustments required by the Authority. Promoters will be obligated to comply with the provisions of the Environmental Impact Study, the respective Environmental Management Plan and any other aspect provided by the Environmental Ruling that approves carrying out a project, work or activity, evaluating its compliance with environmental follow-up, surveillance and control, as well as submitting all reports and results as frequently as required.

The provisions of Ruling IA-813-2010 from November 15, 2010, article 6 that provided that Aqua Bounty Panama, prior to starting the activities of the project had to request and obtain a water use permit and comply with Law No. 35 from September 22, 1966 named Water Use Guidelines were not fulfilled, as mentioned on Technical Report No. 019-03-12 from March 8, 2012, non-fulfillment No. 3 (see page 3, Volume I), with recurrence on Technical Report No. ###-##-#### from October 30, 2012, non-fulfillment finding 1 (see page seventeen, Volume I) whereas the National Environmental Authority issued temporary water use permit No. 010-2013 on May 17, 2013, served on August 22, 2013. We were able to observe and prove that Aqua Bounty Panama had not obtained said permit prior to starting the works of the project, since it was obtained until the year 2013. Regarding Article 7 of Ruling IA-813-2010, Aqua Bounty Panama fell into another non-compliance since said project did not comply with the provisions of guideline COPANIT 35-2000, mentioned on Non-compliance Finding 4 on Technical Report No. 019-03-12 with recurrence on Technical Report No. ###-##-#### from October 30, 2013, since as we could observe on the respective file (page 222), this permit was requested by Aqua Bounty Panama and received by the National Environmental Authority until February 28, 2014; it should be noted that as of this date the project has not obtained the waste water discharge permit.

Likewise, article 9 of the aforementioned ruling from EsIA was also breached since the aforementioned project did not comply with Ruling AG- 0235-2003, which establishes the mandatory fee for ecological damages compensation payment. This non-compliance is mentioned on Technical Report No. 019-03-12 (Non-compliance 5) and on Technical Report No. ###-##-#### (recurrence, non-compliance 3). On page (42) it can be observed that Ecological Damages Compensation permit No. 015-2013 from February 27, 2013 was obtained after the works of the aforementioned project was conducted.

Likewise, article 10 of the aforementioned resolution was breached since Aqua Bounty Panama, prior to starting the construction, operating and abandonment phases of the project (works of activities), must request an on-site environmental quality inspection; this did not happen, and all these non-compliances are mentioned on the aforementioned technical reports.

In this regard, we consider that the Promoter must comply with all environmental laws, decrees and guidelines, as provided by article 11 of the aforementioned EsIA ruling and as mentioned on the respective technical reports.

In addition to the foregoing, article 12 of this EsIA ruling was also breached, since it was obligated to submit reports regarding the proper implementation of mitigation, control and compensation measures, as well as on the application and efficiency of said measures every three (3) months during the first year of project operations, and annually afterwards. As mentioned above, this was submitted until the year 2013.

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Date: July 30, 2014.

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In addition to the foregoing, in our opinion the project has repeatedly infringed the environmental guidelines and regulations currently in effect.

For all the reasons mentioned above, the undersigned Regional Administrator of the National Environmental Authority, delivering justice in the name of the Republic and under authority of law,

HEREBY RESOLVES:

FIRST: To sanction the project named AQUA BOUNTY PANAMA, through the company named AQUA BOUNTY PANAMA S. de R.L., for not complying with the provisions of Executive Decree 123 from August 14, 2009 and those of ruling DINEORA IA-813-2010 from October 15, 2010, by paying a fine for the amount of nine thousand five hundred Balboas (B/. 9,500.00).

SECOND: To NOTIFY law firm ANZOLA ROBLES & ASOCIADOS, in their capacity as legal representatives of AQUA BOUNTY PANAMA S. de R.L., through Mrs. Nadia Pedreschi de Halman of this ruling, which will come into effect on the day after the date it is served.

THIRD: Request support from the Administrative Authorities and the Police to enforce this Resolution.

FOURTH: Appeals may be brought against this Resolution within five (5) business days after the date it is served.

LEGAL GROUNDS:

Law 41 from July 1st, 1998.

Law 38 from July 1st, 2000.

Executive Decree 123 from August 14, 2009.

Resolution DINEORA IA-813-2010.

Law 35 from September 22, 1966.

Resolution AG-0235-2003.

Issued in the City of David, on the thirtieth (30th) day of the month of July, two thousand fourteen (2014).

NOTIFY AND ENFORCE, [signature] Christopher Gonzalez Regional Assistant Administrator ANAM – Chiriqui [initials] CG/LT

Ruling No. ARACH-071-2014

Official File 027-14

Date: July 30, 2014.

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